

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2017

Mail Stop 4720

<u>Via E-mail</u>
Kenneth A. Lewis
Chief Financial Officer
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403

    Re: **Franklin Resources, Inc.**
       Form 10-K for the Fiscal Year Ended September 30, 2016
       Filed November 14, 2016
       File No. 001-09318

Dear Mr. Lewis:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Hugh West

          Hugh West
          Accounting Branch Chief
          Office of Financial Services